February 15, 2019

Javier Gremes Cordero
Chief Executive Officer
GAS TRANSPORTER OF THE SOUTH INC
Don Bosco 3672, 5th Floor
C1206ABF City of Buenos Aires, Argentina

       Re: GAS TRANSPORTER OF THE SOUTH INC
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 1-13396

Dear Mr. Cordero:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products